Exhibit m

Sample 5th Year (assuming 6% return and current charges) Calculations:

Park Avenue SVUL—Millennium Series

I.	Policy Account Value @ 6% Return (Year 5) = $107,039

The Policy Account Value is equal to the sum of:

a)	the prior year’s (i.e., 12/31 of the 4th policy year) account value ($85,917); plus
b)	the planned premium ($25,656); minus
c)	the premium charge ($2,052); minus
d)	the sum of: [withdrawals, if any (0); plus
e)	outstanding loans, if any (0); plus
f)	loan interest (0)]; minus
g)	the cost of insurance ($220); minus
h)	the M&E risk charge ($658); minus
i)	the annualized per /1000 monthly expense ($4,320); minus
j)	the annualized per policy monthly expense ($90); plus
k)	the investment earnings on the policy account value ($5,473).

II.	Policy Cash Surrender Value @ 6% Return (Year 5) = $96,878

The Policy Cash Surrender Value is equal to the sum of:

a)	the policy account value ($109,706); minus
b)	the annual surrender charge ($12,828).

III.	Policy Net Cash Surrender Value @ 6% Return (Year 5) = $96,878

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the policy cash surrender value ($96,878); minus
b)	the outstanding loan, if any (0).

IV.	Policy Net Death Benefit (Option 1, Option 2 and Option 3)

The Policy Net Death Benefit is equal to the sum of:

a)	if Option 1, is equal to the face amount ($2,000,000).
b)	If Option 2, is equal to the face amount ($2,000,000); plus
c)	the policy account value as of the 11th month ($109,668).
d)	If Option 3, is equal to the face amount ($2,000,000); plus
e)	the policy accumulated premiums in year five ($128,280); minus
f)	the accumulated withdrawals, if any (0).